LMS MEDICAL SYSTEMS INC.

CONTACT:
Andrea Miller, Communications
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel: (514) 488-3461 ext. 222       Fax: (514) 488-1880
www.lmsmedical.com/investor@lmsmedical.com

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For Immediate Release

               LMS RISK MANAGEMENT TOOL, CALM PATTERNS, TO RECEIVE
                           EUROPEAN CE MARK CLEARANCE

MONTREAL, QUEBEC, SEPTEMBER 27, 2005 - LMS MEDICAL SYSTEMS (AMEX: LMZ, TSX:
LMZ), a healthcare technology company and developer of the CALM(TM) system
(Computer Assisted Labor Management), is pleased to announce having received notice that CALM Patterns, its obstetrical risk management software tool, is included under the current CALM CE Mark. Commercial availability of CALM
Patterns, which has recently received clearance from the United States FDA, is scheduled for early 2006.

CALM Patterns is one is a series of proprietary risk management tools based on probabilistic models that are designed to provide clinicians with an objective real-time bedside means to more clearly and accurately assess clinical conditions, improve situational awareness and reduce risk. CALM Patterns contains specialized algorithms and neural networks that detect and measure patterns in fetal heart rate recordings. These events are interpreted using rule-based systems to consistently and better identify the fetus at risk for brain injury from oxygen deprivation.

CALM Patterns forms a suite of tools with CALM Curve, presently available, and
CALM Shoulder Screen, which will be commercially available in the fall of 2005.

"This clearance enables LMS to extend the reach of the full suite of CALM risk management solutions into additional geographic territories," stated LMS
President and Chief Executive, Diane Cote. "With similar obstetrical challenges being experienced across Europe we now have the opportunity to start building an international presence for our solutions."

ABOUT LMS: LMS Medical Systems is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS Computer
Assisted Labor Management product suite provides physicians, nursing staff and risk managers with innovative obstetrical decision support and risk management tools integrated into robust clinical information systems designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities
Litigation Reform Act of 1995. Without limiting the foregoing, the words
"believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.